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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                October 4, 2001


                             C-MAC INDUSTRIES INC.
                (Translation of Registrant's Name Into English)

                     1010 Sherbrook Street West, Suite 1610
                            Montreal, Quebec, Canada
                                    H3A 2R7
                                 (514) 282-7629
                    (Address of Principal Executive Offices)


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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F |_|            Form 40-F |X|

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes |_|        No |X|

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

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     C-MAC ACHIEVES MARKET LEADERSHIP IN SYSTEMS INTEGRATION AND TOTAL ORDER
FULFILMENT AGREEMENT WITH NORTEL.

     MONTREAL, QUEBEC, OCTOBER 3, 2001 - C-MAC Industries Inc. [Toronto Stock
Exchange: CMS, New York Stock Exchange: EMS], a global leader of integrated electronic systems manufacturing and engineering solutions, announced today an agreement with Nortel Networks to supply systems integration, configuration and testing of DMS circuit-switching products, as well as related supply chain services. These operations are currently performed in-house at Nortel Networks facilities in Research Triangle Park, North Carolina and Monkstown, Northern Ireland, and will be transferred to C-MAC's operations in Creedmoor, North Carolina and Carrickfergus, Northern Ireland.

     This agreement establishes C-MAC's leadership in Level 5 systems testing, systems integration, supply chain management and total order fulfillment. With the addition of this strategic step in the supply chain, C-MAC will provide fully configured DMS switching products to Nortel Networks distribution centers and customer sites around the world. Nortel Networks' installed base of fully digital central office switching products is amongst the largest in the world.

     Nortel Networks is a global leader in networking and communications solutions and infrastructure for service providers and corporations. Nortel Networks conducts business in more than 150 countries.

     "Fourteen years ago, C-MAC became Nortel Networks' first outsourcing partner. Today's announcement demonstrates their confidence in our ability to provide full system solutions. This transaction will allow C-MAC to expand its business offering upstream in the telecom supply chain. Furthermore, this capability can be offered to other telecom and data communications companies," said Dennis Wood, Chairman, President and Chief Executive Officer of C-MAC Industries Inc.

     ABOUT C-MAC

     C-MAC is a leading internationally diversified designer and manufacturer of integrated electronic manufacturing solutions, from components to full systems, primarily serving the communications, automotive, instrumentation, defense and aerospace equipment markets worldwide. C-MAC services also include product design, supply chain management, and assembly and testing. C-MAC, headquartered in Montreal (Quebec, Canada), employs more than 9,000 employees and operates 52 manufacturing facilities located in Belgium, Brazil, Canada, China, France, Germany, India, Mexico, the Republic of Ireland, the United Kingdom and the United States. C- MAC's manufacturing operations are supported by eight strategically located design centers in North America and Europe. C-MAC (CMS) stock is traded on The Toronto Stock Exchange and on the New York Stock Exchange (EMS). For additional information, visit our web site at http://www.cmac.com

     Certain statements contained in this press release regarding C-MAC's future operating results or performance or business prospects and any other statements not constituting historical facts are "forward-looking statements" subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect only C-MAC's current beliefs and specific assumptions with respect to future business decisions and results are based on information currently available to C-MAC. Accordingly, these statements are subject to risks, uncertainties and contingencies, which could cause C- MAC's actual operating results, performance or business prospects to differ from those expressed in, or implied by, these statements.

     SOURCE:        CLAUDE MICHAUD
                    VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    TEL.: (514) 282-3581


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            C-MAC INDUSTRIES INC.


Date: October 4, 2001                       By:  /s/ Michel Megelas
                                              ----------------------------------
                                                Name:  Michel Megelas
                                                Title: Legal Counsel



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